MAXIM SERIES FUND, INC.

8515 EAST ORCHARD ROAD

GREENWOOD VILLAGE, COLORADO 80111

April 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re.:	Maxim Series Fund, Inc. (the “Fund”)
Post-Effective Amendment No. 97 to Registration Statement
on Form N-1A (“Amendment”)
File Nos. 2-75503, 811-03364 ("Registration Statement")

Commissioners:

Electronically transmitted for filing, pursuant to Rule 485(b) under the Securities Act of 1933, is the above-referenced Amendment. The Fund is filing the Amendment in order to respond to comments of the Commission staff ("Staff") on Post-Effective Amendment No. 95 relating to fifteen new series of the Fund and to update the information in the Registration Statement that is required to be updated annually.

Set forth below is each Staff comment on Post-Effective Amendment No. 95, communicated via telephone to the Fund's outside counsel on March 30, 2009 by Mr. Patrick Scott of the Commission’s Office of Insurance Products, followed by the Fund’s response.

Please note that the names of the Fund's series described in Post-Effective Amendment No. 95 have changed from the "Target Date Portfolios" to the "Lifetime Asset Allocation Portfolios." Please also note that on April 28, 2009, the Fund filed Post-Effective Amendment No. 96 to the Registration Statement to delay the effectiveness of Post-Effective Amendment No. 95 to May 1, 2009.

I. RESPONSES TO STAFF COMMENTS

Comment No. 1

In the “Portfolios at a Glance” section on page 4, please combine the concept in paragraphs three and seven on that page so that the disclosure does not appear to be inconsistent.

Response

Comment complied with. The Fund has deleted the seventh paragraph on page 3, and has revised the third paragraph as follows:

Each Lifetime Asset Allocation Portfolio is a “fund of funds” that pursues its investment objective by investing in other mutual funds. Each Lifetime Asset Allocation Portfolio may also invest in a fixed interest contract issued and guaranteed by GWL&A (the “GWL&A Contract”),

Securities and Exchange Commission

April 30, 2009

and cash and cash equivalents. The mutual funds in which the Lifetime Asset Allocation Portfolio may invest, together with the GWL&A Contract, are collectively referred to as the “Underlying Portfolios.” The Lifetime Asset Allocation Portfolios use asset allocation strategies to allocate assets among the Underlying Portfolios. The Underlying Portfolios may or may not be affiliated with the Fund.

Comment No. 2

On page 8, please add some disclosure to describe the risks associated with mid-cap companies (similar to disclosure of risks for small-cap companies).

Response

Comment complied with. The Fund has revised the section entitled "Risks Associated with Small Company Securities" as follows:

Risks Associated with Small, Medium and Large Size Company Securities

•

The stocks of small and medium size companies often involve more risk and volatility than those of larger companies. Because small and medium size companies are often dependent on a small number of products and have limited financial resources, they may be severely affected by economic changes, business cycles and adverse market conditions. In addition, there is generally less publicly available information concerning small and medium size companies upon which to base an investment decision. These risks may be more acute for companies that have experienced significant business problems. Developing companies generally face intense competition and have a higher rate of failure than larger companies. Companies with large market capitalizations go in and out of favor based on market and economic conditions, and could underperform returns of smaller companies.

Comment No. 3

Disclosure on page 13 under “More Information about the Target Date Portfolios” states the asset classes in which the Underlying Portfolios may invest include REITs and commodity-linked instruments. Accordingly, please disclose the unique risks associated with investing in REITs and commodity-linked instruments.

Response

The Fund has deleted from the prospectus references to REITs and commodity-linked instruments as targeted asset classes for the Underlying Portfolios.

Comment No. 4

Confirm that all the principal strategies and risks apply to all the Portfolios. For instance, are there some asset classes that fall within principal strategies for the 2055 Portfolio but not the 2015 Portfolio? If so, those risks and strategies should be designated by the appropriate Portfolios.

Securities and Exchange Commission

April 30, 2009

Response

The Fund confirms to the Staff that currently all of the principal strategies and risks apply to all of the Lifetime Asset Allocation Portfolios described in the prospectus.

Comment No. 5

In “Frequent Purchases” on page 21, disclose the possibility of market timing in funds that invest in small and mid-cap securities due to the arbitrage opportunities resulting from the less liquid nature of those securities and the fact that the prices could be stale in the NAV.

Response

Comment complied with. The Fund has added the following paragraph to the section entitled "Frequent Purchases and Redemptions of Fund Shares:"

Market timing in portfolios investing significantly in small-cap and mid-cap companies may occur because market timers may seek to benefit from their understanding of the value of small-cap and mid-cap company securities which may not be frequently traded (referred to as price arbitrage). Any frequent trading strategies may interfere with management of these portfolios to a greater degree than portfolios which invest in highly liquid securities, in part because the portfolios may have difficulty selling small-cap and mid-cap securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of the portfolios’ shares held by other shareholders.

Comment No. 6

Is the disclosure under "More Information About the Underlying Portfolios" beginning on page 13 Item 4 disclosure? If so, any strategy discussed there should at least be mentioned in Item 2 disclosure.

Response

The Fund submits that the disclosure commencing on page 13 under the heading "More Information About the Underlying Portfolios" describes investments of the Underlying Portfolios, and that investments described in that section do not necessarily constitute principal investment strategies of the Lifetime Asset Allocation Portfolios. The Fund submits that all of the principal investment strategies of the Lifetime Asset Allocation Portfolios are described under the heading "Principal Investment Strategies" on pages 3 – 4 of the prospectus.

Comment No. 7

In the disclosure on page 5 about the quarterly rebalancing – and the fact that purchases and sales of underlying funds are involved – disclose also that expenses relating to redemption fees may be incurred at the underlying fund level as a result.

Response

Comment complied with. The Fund has added the following language at the end of the paragraph on page 5 discussing rebalancing:

Securities and Exchange Commission

April 30, 2009

As a result of the monthly rebalancing, expenses relating to redemption fees, if applicable, may be incurred at the Underlying Portfolio level.

Comment No. 8

Make the standard “Tandy” representations in EDGAR correspondence.

Response

As requested by Mr. Patrick Scott of the Commission’s Office of Insurance Products, the Fund hereby acknowledges as follows:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•

Comments by the Commission staff or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Fund may not assert staff comments as a defense to any action initiated by the Commission under the federal securities laws of the United States, except to the extent otherwise legally permissible.

II. PROCEDURAL MATTERS

In addition to changes described above, the Fund has made certain additional changes to the Registration Statement to include 2008 year-end expense information, and update certain other information in the Registration Statement. The Fund submits that these additional changes are appropriate to be reflected in an amendment pursuant to Rule 485(b) under the Securities Exchange Act of 1934. Contemporaneously herewith, the Fund is providing to Mr. Patrick Scott a courtesy paper copy of the prospectus included in the Amendment, which is marked to show all changes from the prospectus included in Post-Effective Amendment No. 95.

If you have any questions, please contact me at (303) 737-4675, Chip Lunde of Jorden Burt LLP at (202) 965-8139, or Ann B. Furman of Jorden Burt LLP at (202) 965-8130.

Very truly yours,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Assistant Vice President & Counsel

Great-West Life & Annuity Insurance Company

cc:	Patrick F. Scott, Esq.
Ann B. Furman, Esq.
Chip Lunde, Esq.